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                             September 7, 2022

       Gregory D. King
       Chief Executive Officer
       Osprey Bitcoin Trust
       1241 Post Road, 2nd Floor
       Fairfield, CT 06824

                                                        Re: Osprey Bitcoin
Trust
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed August 18,
2022
                                                            File No. 000-56307

       Dear Mr. King:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2022 letter.

       Amendment No. 4 to Registration Statement on Form 10-12G

       Risk Factors, page 6

   1. Please include a separately captioned risk factor addressing the risk that substantial sales or dispositions by a
large Unitholder could negatively impact the price of your Units in the secondary market.
Include a discussion of whether Celsius Network Ltd. sold or disposed of a substantial number
of your Units this year and any negative impact on the price of your Units in the
secondary market. We note that in your amended Form 10 filed June 10,
                                                        2022 you listed Celsius
Network Ltd. as beneficially owning 35.16% of your Units, but you do not list Celsius
Network Ltd. as a principal Unitholder in the most recent
                                                        amendment. If you
believe that Unitholders will not be subject to such risk or that sales or dispositions by Celsius
Network Ltd. did not have a negative impact on the price of your
                                                        Units, please explain
in your response letter.
 Gregory D. King
Osprey Bitcoin Trust
September 7, 2022
Page 2
Because the holding period under Rule 144 and the lack of an ongoing redemption program for
Unitholders..., page 19

2. We note your revised disclosure on pages 19 and 66 in response to comment 4. Please expand your added risk factor on page 19 to describe the effect on investors who purchase
         Units in the secondary market that are trading at a substantial premium over or a substantial discount to the NAV per Unit, discussing, for example, the impact on investors if, after they purchase Units, the premium decreases or discount increases. Also state, if true, that at times when the Units trade at a substantial premium to the NAV per
         Unit, investors who purchase Units on OTCQX may pay substantially more for their Units than investors who purchase Units in the private placements.
The lack of full insurance and Unitholders' limited rights of legal recourse..., page 23

3. We note your revised disclosure in response to comment 6 and partially reissue the comment. As previously requested, please further revise this risk factor to discuss the fact that, as indicated on page 80, the Custodian's insurance is solely for the benefit of the
         Custodian and does not guarantee or insure the Trust in any way. Unitholders are bound by the fee-shifting provision contained in the subscription agreement, which may discourage actions against us, page 25

4. We note your response to comment 7. Please revise your disclosure to clarify whether the
         Trust itself would be able to recover pursuant to the fee-shifting provision. You refer in your response letter to "claims involving the Trust, its Sponsor and officers...." While
         the risk factor refers to you "including [y]our Sponsor and its officers" seeking to enforce the provision, it does not specifically refer to the Trust seeking to enforce the provision.
The Custodian, page 61

5. We note your revised disclosure in response to comment 10. While your revised disclosure states that Coinbase Custody was chartered in October of 2018, it remains unclear what specific experience it has with respect to acting as a Bitcoin custodian.
         Please specifically discuss the experience of Coinbase Custody with respect to acting as a
         Bitcoin custodian.
Description of Issuance of Units, page 70

6. We note your revised disclosure in response to comment 13 including your disclosure on page 70 that "[i]f and when the Trust has an active offering of Units and the Trust determines an announcement of a halting of subscription agreement offerings is necessary,
FirstName LastNameGregory D. King
       it will post such information on its website ..." Please revise to disclose the reasons why
Comapany    NameOsprey
       the Trust           Bitcointhat
                  may determine    Trust
                                       an announcement of a halting of
subscription agreement
       offerings
September         would
            7, 2022  Pagebe2 necessary.
FirstName LastName
 Gregory D. King
FirstName LastNameGregory   D. King
Osprey Bitcoin Trust
Comapany 7,
September  NameOsprey
             2022      Bitcoin Trust
September
Page 3    7, 2022 Page 3
FirstName LastName
Standard of Care; Limitations of Liability, page 80

7. We note that in response to comment 15, your revised disclosure states, among others, that
         "[t]he Custodial Services Agreement states that the Custodian   s
maximum liability for
         each cold storage wallet shall be limited to $100,000,000. Our internal practice is to maintain a value limit of $75,000,000 within each cold storage wallet. We will engage the
         Custodian for the creation of an additional cold storage wallet once the value exceeds the
         Custodian recommended limit of deposited Bitcoin in each cold storage wallet of
         $80,000,000." Please further revise to explain how you monitor the value of Bitcoin deposited in cold storage wallets for whether such value limits have been met. In addition, provide explanatory disclosure reconciling the fact that although you have an
         "internal practice" of maintaining a value limit of $75,000,000 within each cold storage wallet, you will not engage the Custodian for the creation of an additional cold storage wallet until the value in each cold storage wallet exceeds
$80,000,000.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or John Dana Brown at 202-551-3859 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance